UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

(Mark One)
[X] Annual Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the fiscal year ended December 31, 2023

Or

[ ] Transition Report pursuant to Section 15(d) of the Securities Exchange Act of 1934 For the transition period from __________ to __________

Commission file number: 001-08246 A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Southwestern Energy Company 401(k) Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Southwestern Energy Company
10000 Energy Drive
Spring, Texas 77389

Financial Statements, Supplemental Schedule
and Report of Independent Registered Public
Accounting Firm
Southwestern Energy Company
401(k) Savings Plan
December 31, 2023 and 2022

Report of Independent Registered Public Accounting Firm

To the Benefits Administration Committee and Plan Participants of the
Southwestern Energy Company 401(k) Savings Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Southwestern Energy Company 401(k) Savings Plan (the Plan) as of December 31, 2023 and 2022, and the related statements of changes in net assets available for benefits for the years ended December 31, 2023 and 2022, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2023 and 2022, and the changes in net assets available for benefits for the years ended December 31, 2023 and 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplementary Information

The supplementary information in the accompanying schedule of assets (held at end of year) and schedule of delinquent participant contributions as of and for the year ended December 31, 2023 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplementary information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplementary information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.
WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2018.

Houston, Texas
June 21, 2024

Southwestern Energy Company
401(k) Savings Plan
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31,

	2023	2022
ASSETS:
Cash on hand	$6,067	$3,179

Investments at fair value:
Money Market fund	15,190,263	—
Mutual funds	177,424,979	144,873,769
Collective trusts	8,044,704	8,115,781
Common stocks	4,894,522	4,361,287
Total investments	205,554,468	157,350,837

Receivables:
Notes receivable from participants	2,718,323	2,252,510

Net assets available for benefits	$208,278,858	$159,606,526

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company
401(k) Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
For the Years ended December 31,

	2023	2022
ADDITIONS:
Contributions:
Participant	$9,995,925	$8,685,508
Employer	6,537,842	5,879,486
Rollover	2,517,718	8,375,379
Total contributions	19,051,485	22,940,373

Investment income (loss):
Interest and dividend income	4,237,923	5,814,802
Net appreciation (depreciation) in fair value of investments	26,818,249	(36,302,181)
Net investment income (loss)	31,056,172	(30,487,379)

Interest income on notes receivable from participants	141,576	104,861
Other	168,114	81,917
Transfer from the Company's defined benefit plan	14,216,067	—
Total additions (reductions)	64,633,414	(7,360,228)

DEDUCTIONS:
Benefits paid to participants	15,697,972	18,305,891
Administrative expenses	263,110	218,400
Total deductions	15,961,082	18,524,291

Transfer from Indigo 401(k) plan	—	14,276,365

Net increase (decrease) in net assets available for benefits	48,672,332	(11,608,154)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	159,606,526	171,214,680
End of year	$208,278,858	$159,606,526

The accompanying notes are an integral part of these financial statements.

Southwestern Energy Company
401(k) Savings Plan

NOTES TO FINANCIAL STATEMENTS
December 31, 2023 and 2022

NOTE A – DESCRIPTION OF PLAN

The following description of the Southwestern Energy Company 401(k) Savings Plan (the “Plan”) provides only general information.  Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan agreement, as amended and restated effective January 1, 2021, and all subsequent amendments have been considered in the following description; the amendments made to the restated Plan agreement have no significant effect on net assets.

1. General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue Code (the “IRC”).  The Plan covers all employees of Southwestern Energy Company (the “Company” or “Employer”) and its subsidiaries except for:

a. Employees whose terms of employment are covered by a collective bargaining agreement that does not provide for participation in the Plan, provided that retirement benefits have been the subject of good faith bargaining,

b. Employees who are under the age of twenty-one (21),

c. Seasonal employees who have less than one thousand (1,000) hours of service for the applicable computation period,

d. Employees or other persons who perform services pursuant to written agreement with the Employer or with a third party, unless such agreement provides for participation in the Plan,

e. Leased employees, and

f. Non-resident aliens with no United States source income.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

2. Contributions

Participants may contribute from 1% to 75% of eligible compensation, as defined in the Plan.  Participants who have attained age 50 before the end of the Plan year are eligible to make catch-up contributions.  Salary deferrals consist of pretax and/or Roth 401(k) contributions. Participants may also rollover amounts from other qualified defined benefit or defined contribution plans. Beginning on January 1, 2021, the Company began matching 100% of the first 6% of eligible compensation that a participant contributes to the Plan. All contributions to the Plan are invested under the direction of the participant in 23 investment options including Company stock. Investments in the stock of Entergy Corporation originated from a previous plan merger and are no longer an active investment option. Contributions are subject to certain limitations.

On February 1, 2022, the existing Indigo 401(k) plan assets of all former Indigo employees that became full-time SWN employees at the close of the Indigo acquisition on September 1, 2021 were merged into Southwestern Energy Company’s 401(k) plan.

3. Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of the Company’s contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account balance.

4. Vesting

Participants are immediately vested in their contributions and Company contributions plus actual earnings thereon.

5. Notes Receivable from Participants

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the value of the accounts. Participants may have up to two loans outstanding. The loans are secured by the balance in the participant’s account and bear fixed interest at one percentage point above the prime lending rate at the inception of the loan. Principal and interest is paid through payroll deductions. Amounts repaid are reinvested in investment options based on the participant’s current investment elections. At December 31, 2023, interest rates ranged from 3.25% to 9.5%.

6. Payment of Benefits

On termination of service due to death, disability or retirement, a participant or a participant’s estate may receive the full value of his or her account in a lump-sum or over an installment period of not more than 10 years.  For termination of service for other reasons, a participant may receive the value of the vested interest in his or her account as a lump-sum distribution.

7. Transfers to and from Other Plans

The Plan transfers certain net assets to other plans in connection with participants who have terminated employment and began participating in other employer plans.  Such transfers are recorded in benefits paid to participants at the fair value of the assets on the date transferred.  Similarly, the Plan allows new participants to rollover or transfer-in assets held in other qualified plans.  Such transfers are recorded in rollover contributions at fair value.

8. Rollovers

The Company commenced the termination of its pension plan during 2022. All active participants were provided benefit election options. One of the election options was a direct rollover into the company's 401(k) plan which occurred in December 2022. The company transferred the remaining residual Plan assets balance to a qualified replacement plan in September 2023 and closed the Plan during the forth quarter of 2023. This transfer of approximately $14 million is presented as money market funds on the statement of net assets available for benefits.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. Basis of Accounting

The Plan’s financial statements are presented using the accrual basis of accounting.

2. Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

3. Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note C for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis.  Interest income is recorded on an accrual basis.  Dividends are recorded on the ex-dividend date.  Net appreciation (depreciation) includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

4. Administrative Expenses

Loan origination fees paid by the Plan participants to the Plan’s record-keeper are reflected as administrative expenses.   During 2023 and 2022, the Company paid $194,329 and $182,097, respectively, of expenses on behalf of the Plan.  Brokerage commissions and transfer taxes incurred in connection with securities transactions are treated as part of the purchase cost or a reduction of sales proceeds.

5. Payments of Benefits

Benefits are recorded when paid.  Amounts allocated to accounts of participants who have elected to withdraw from the Plan, but have not yet received payments from the Plan, totaled $78,601 and $269,225 as of December 31, 2023 and 2022, respectively.

6. Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest.  Delinquent loans are reclassified as distributions based upon the terms of the Plan document.  No allowance for credit losses has been recorded as of December 31, 2023 and 2022.

7. Trustee Liability

Due to timing differences, Bank of America, the trustee of the Plan, may make investments as directed by participants of the Plan before funding is received. If applicable, these amounts are shown as trustee payable, a liability on the statement of net assets available for benefits.

8. Contributions

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which the employee contributions are withheld from compensation.

NOTE C – FAIR VALUE MEASUREMENTS

The Plan’s investments are reported at fair value in the accompanying statements of net assets available for benefits.  The Plan defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  FASB Accounting Standards Codification Topic 820, Fair Value Measurements and Disclosures, establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three-tier fair value hierarchy is described as follows:

Level 1: Quoted market prices (unadjusted) in active markets for identical assets and liabilities.
Level 2: Inputs, other than the quoted prices in active markets included within Level 1 that are observable for the asset or liability either directly or indirectly.
Level 3: Unobservable inputs for which there is little or no market data, which require the reporting entity to develop its own assumptions about what market participants would use in pricing the asset or liability.

Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.  The assessment of the significance of a particular input to the fair value measurement requires judgment and may affect the valuation of assets and liabilities being measured and their placement or changes in their placement within the fair value hierarchy.  Transfers between levels are recognized on the actual date of the event resulting in the transfer.

Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2023 and 2022.

The Company’s fair value classification is based on its interest in the fund itself and does not include a “look through” to the underlying assets and liabilities.

Mutual funds:  Valued at the daily closing price as reported by the fund.  Mutual funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission and are actively traded.  These funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The mutual funds held by the Plan are classified as Level 1.

Money market funds: Consist of highly liquid and short-term investments which produce a daily NAV that is valued at amortized cost, which approximates fair value of their investments. These funds are classified as Level 1.

Common stocks:  Valued at the closing price reported on the New York Stock Exchange on which the individual securities are actively traded.  All of the common stocks are registered with the Securities and Exchange Commission and are publicly traded.  Therefore, all common stocks are classified as Level 1.

Collective trust:  Valued using the NAV provided by the administrator of the fund.  The NAV is based on the fair value of the underlying assets owned by the fund, less its liabilities, divided by the number of shares owned.  The NAV is a quoted price in a market that is not active.  These funds transact at their NAV.  There are no restrictions in place with respect to the daily redemption of the collective trust funds.  There are no unfunded commitments at December 31, 2023 and 2022.  In accordance with Subtopic 820-10, investments that were measured at net asset value per share (or its equivalent) as a practical expedient have not been classified in the fair value hierarchy.

The preceding methods described may produce fair value calculations that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.
The following are assets measured at fair value on a recurring basis at December 31, 2023 and 2022:

	2023
	Total	Level 1	Level 2	Level 3
Money Market Funds	$15,190,263	$15,190,263	$—	$—
Mutual funds	177,424,979	177,424,979	—	—
Common stocks	4,894,522	4,894,522	—	—
Total investments in the fair value hierarchy	197,509,764	197,509,764	—	—
Investments valued at NAV (1)	8,044,704	—	—	—
Total investments at fair value	$205,554,468	$197,509,764	$—	$—

	2022
	Total	Level 1	Level 2	Level 3
Mutual funds	$144,873,769	$144,873,769	$—	$—
Common stocks	4,361,287	4,361,287	—	—
Total investments in the fair value hierarchy	149,235,056	149,235,056	—	—
Investments valued at NAV (1)	8,115,781	—	—	—
Total investments at fair value	$157,350,837	$149,235,056	$—	$—
(1) The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits.

NOTE D – TAX STATUS

The Plan obtained its latest determination letter on August 24, 2017, in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (the “Code”).  The Plan administrator believes that the amendments (and other changes) to the Plan agreement since the application for the determination letter have not changed this determination. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E – PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

NOTE F – RISKS AND UNCERTAINTIES

The Plan provides for various investment options in any combination of mutual funds, common stocks and collective trusts.  Investment securities are exposed to various risks, such as interest rate, market and credit risks.  Market values of investments may decline for a number of reasons, including changes in prevailing market and interest rates, increases in defaults, credit rating downgrades, and global events such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

NOTE G – RELATED PARTY AND PARTY-IN-INTEREST TRANSACTIONS

Plan investments include shares of Southwestern Energy Company common stock. These transactions represent investments in the Company and, therefore, qualify as party-in-interest transactions.  At December 31, 2023 and 2022, the Plan held 721,675 and 713,345 shares of common stock of the Company, respectively, with fair value of $4,726,974 and $4,173,070, respectively, and a cost basis of $5,399,378 and $5,434,198, respectively. There were no fees paid by the Plan for the investment management services for the years ended December 31, 2023 and 2022. Bank of America is the trustee and record-keeper as defined by the Plan, and is also a bank in Southwestern Energy Company’s revolving credit facility and a provider of banking and benefit-related services for Southwestern Energy. The Plan participants paid loan origination fees to Bank of America amounting to $13,125 and $8,175 during 2023 and 2022, respectively.

NOTE I – SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 21, 2024, the date the financial statements were available to be issued.

On January 10, 2024, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Chesapeake Energy Corporation, an Oklahoma corporation (“Chesapeake”), Hulk Merger Sub, Inc., a Delaware corporation and a newly formed, wholly owned subsidiary of Chesapeake (“Merger Sub”) and Hulk LLC Sub, LLC, a Delaware limited liability company and a wholly owned subsidiary of Chesapeake (“LLC Sub” and together with Merger Sub, the Company and Chesapeake, the “Parties”), pursuant to which Merger Sub will merge with and into the Company (the “Proposed Merger”), with the Company continuing as a wholly owned subsidiary of Chesapeake (the “Surviving Corporation”). Immediately following the time the Proposed Merger becomes effective (the “Effective Time”), the Surviving Corporation will be merged with and into LLC Sub, with LLC Sub continuing as the surviving entity and as a wholly owned subsidiary of Chesapeake. Under the terms of the Merger Agreement, upon completion of the Proposed Merger, Southwestern shareholders will receive 0.0867 shares of Chesapeake common stock for one share of Southwestern common stock. The consideration to be paid under the Merger Agreement is subject to adjustment as provided in the Merger Agreement. No fractional shares of Chesapeake common stock will be issued in the Proposed Merger, the holders of shares of Southwestern common stock will receive cash in lieu of fractional shares of Chesapeake common stock, if any, in accordance with the terms of the Merger Agreement.

On June 18, 2024, the shareholders of both the Company and Chesapeake approved the Merger Agreement at their respective special meetings of shareholders. The consummation of the Proposed Merger remains subject to the satisfaction or waiver of customary closing conditions, including the expiration or termination of the extended waiting period imposed by the issuance of a request for additional information and documentary materials by the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and no agreement between or commitment by the Parties and any governmental entity not to consummate the Proposed Merger being in effect. The Company and Chesapeake have each made customary representations and warranties in the Merger Agreement. The Merger Agreement also contains customary pre-closing covenants of the Company and Chesapeake, including, subject to certain exceptions, covenants relating to conducting their respective businesses in the ordinary course consistent with past practice and refraining from taking certain actions, excepting in each case actions expressly permitted or required by the Merger Agreement, required by law or consented to by the other party in writing. The Merger Agreement provides that in the event of termination of the Merger Agreement under certain circumstances, the Company may be required to reimburse Chesapeake’s expenses up to $55.6 million or pay Chesapeake a termination fee equal to $389 million less any expenses previously paid. Further, Chesapeake may be required to reimburse our expenses up to $37.25 million or pay us a termination fee equal to $260 million less any expenses previously paid.

During Q1 2024 the Company's employees received an additional 7% contribution from funds within the qualified replacement plan. Total funds distributed in relation to the 7% one-time distribution amounted to approximately $9 million.

Southwestern Energy Company
401(k) Savings Plan
Form 5500 - Schedule H, Line 4a – Schedule of Delinquent Participant Contributions
December 31, 2023

	Participant Contributions Transferred Late to Plan	Total that Constitutes Nonexempt Prohibited Transactions
	Check here if late participant loan payments are included: ☑	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
2023	$4,486,711	$4,486,711	$—	$—	$—

Southwestern Energy Company
401(k) Savings Plan
Form 5500 - Schedule H, Line 4i - Schedule of assets (held at end of year)
December 31, 2023

(a)	(b)	(c)	(e)
Party-in-Interest Identification	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Current Value
	Vanguard Cash RSRVS FED MM ADM	Money Market Fund	15,190,263
	American Funds 2010 Target R6	Mutual Fund	1,431,088
	American Funds 2020 Target R6	Mutual Fund	3,428,968
	American Funds 2030 Target R6	Mutual Fund	16,982,382
	American Funds 2040 Target R6	Mutual Fund	27,486,120
	American Funds 2050 Target R6	Mutual Fund	27,102,129
	American Funds 2060 Target R6	Mutual Fund	7,621,642
	American Balanced Fund Cl R6	Mutual Fund	1,740,226
	American Century SML CP Val R6	Mutual Fund	630,331
	Baird Aggregate Bond Fd Instl	Mutual Fund	3,665,007
	BNY Mellon SML Mid Cap Grth l	Mutual Fund	759,190
	T. Rowe Price Lrg Cap Grth Cl I	Mutual Fund	18,593,325
	Fidelity US Bond Index Fund	Mutual Fund	3,433,746
	Fidelity Mid Cap Index	Mutual Fund	2,641,764
	Fidelity Small Cap Index Fund	Mutual Fund	7,495,792
	JP Morgan Equity Income Fd R6	Mutual Fund	7,157,657
	MFS Mid Cap Value Fund R6	Mutual Fund	735,383
	Fidelity 500 Index Fund	Mutual Fund	34,595,263
	MFS International Equity CL R6	Mutual Fund	7,645,783
	Fidelity Total Intl Indx Fd	Mutual Fund	3,774,076
	Vanguard Explorer Fund	Mutual Fund	505,107
*	Participant Notes Receivable	Participant loans with interest rates from 3.25% to 9.5% and maturity dates through 2043	2,718,323
	Columbia Trust Stable High Quality Income Fund	Collective Trust	8,044,704
*	Southwestern Energy Company	721,675 Common Shares	4,726,974
	Entergy Corporation	1,656 Common Shares	167,548
			$208,272,791
* Party-in-Interest

Note:  Column (d) cost information has been omitted as all investments are participant-directed.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

SOUTHWESTERN ENERGY COMPANY
401(k) SAVINGS PLAN
Name of Plan

Dated:	June 21, 2024	/s/ Carl F. Giesler, Jr
Carl F. Giesler, Jr. Executive Vice President and Chief Financial Officer